November 17, 2014

Katherine Hsu, Esq.	Phillip R. Pollock
Kayla Florio, Esq.	415.772.9679 direct
Special Counsel	ppollock@weintraub.com
Division of Corporation Finance
Office of Structured Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Trust 2013-2
Sequoia Mortgage Trust 2013-3
Forms 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
Supplemental Response
Filed October 17, 2014
File No. 333-179292-07 and 333-179292-08

Dear Ms. Hsu and Ms. Florio:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to Staff’s comment letter dated October 30, 2014. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Form 10-K of Sequoia Mortgage Trust 2013-2

Supplemental Response Dated October 17, 2014

Servicer Assessment of PHH Mortgage Corporation

Exhibit 33.2 to Form 10-K for the Sequoia Mortgage Trust 2013-2

1.	We note your explanation in response to comment 2 from our letter dated September 22, 2014. Please confirm that future filings identifying a material instance of noncompliance with the servicing criteria set forth in Item 1122(d) will provide disclosure, similar to what you have provided in your supplemental response, to address the following:

•	the extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;
•	any material impacts or effects as a result of the material instance of noncompliance that have affected or that may reasonably be likely to affect pool asset performance, servicing of the pool assets, or payments or expected payments on the asset-backed securities; and

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

November 17, 2014

•	whether, and if so, how, the servicer has remediated or plans to remediate the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response: Registrant confirms that future filings identifying a material instance of noncompliance with the servicing criteria set forth in Item 1122(d) will provide disclosure, similar to what was provided in its supplemental response letter dated October 17, 2014, to address each of the specified items.

2.	In addition to providing confirmation as requested above, please file your amended Form 10-K with the revised language proposed in your correspondence dated October 17, 2014, so that we may complete our review.

Response: Registrant confirms that it has filed an amended Form 10-K/A for Sequoia Mortgage Trust 2013-2 on November 17, 2014, which contains the revised PHH Mortgage Corporation disclosure language proposed in Registrant’s supplemental response letter dated October 17, 2014.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:           Mr. Andrew Stone, Sequoia Residential Funding, Inc.

[Sequoia Residential Funding, Inc. Letterhead]

November 17, 2014

Katherine Hsu, Esq.

Kayla Florio, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2013-2
Sequoia Mortgage Trust 2013-3
Forms 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
Supplemental Response
Filed October 17, 2014
File No. 333-179292-07 and 333-179292-08

Dear Ms. Hsu and Ms. Florio:

In connection with the Form 10-Ks relating to the 2013 calendar year filed with the Securities and Exchange Commission (the “Commission”) by Sequoia Residential Funding, Inc. (the “Registrant”) for each of Sequoia Mortgage Trust 2013-2 and Sequoia Mortgage Trust 2013-3 (the “Form 10-K Filings”), the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K Filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filings; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 with any questions.

Very truly yours,

/s/ Brett D. Nicholas

Brett D. Nicholas

Chief Executive Officer

Sequoia Residential Funding, Inc.